As filed with the Securities and Exchange Commission on June 19, 1998
                                                           Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.   EXACT NAME OF TRUST:

     Equity Securities Trust, Series 19, Signature Series, Zacks All-Star Analysts Trust IV

B.   NAME OF DEPOSITOR:

     Reich & Tang Distributors, Inc.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

     Reich & Tang Distributors, Inc.
     600 Fifth Avenue
     New York, New York 10020

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                     COPY OF COMMENTS TO:
     PETER J. DEMARCO                                MICHAEL R. ROSELLA, Esq.
     Reich & Tang Distributors, Inc.                 Battle Fowler LLP
     600 Fifth Avenue                                75 East 55th Street
     New York, New York 10020                        New York, New York 10022
                                                     (212) 856-6858

E.   TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

     An indefinite number of Units of Equity Securities Trust, Series 19, Signature Series, Zacks All-Star Analysts Trust IV is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

     Indefinite

G.   AMOUNT OF FILING FEE:

              No Filing Fee Required

H.   APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

              As soon as practicable after the effective date of the Registration Statement.

/ / Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


727333.1

                    Subject to Completion Dated June 19, 1998
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                                      E S T
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                             EQUITY SECURITIES TRUST
                                    SERIES 19
               SIGNATURE SERIES, ZACKS ALL-STAR ANALYSTS TRUST IV


         The final prospectus for a prior Series of Equity Securities Trust, Signature Series, Zacks All-Star Analysts Trust is hereby incorporated by reference and used as a preliminary prospectus for Equity Securities Trust, Series 19, Signature Series, Zacks All-Star Analysts Trust IV. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
        ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                  TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       PROSPECTUS PART A DATED JULY , 1998

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SAID OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.


727333.1

          PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

     The employees of Reich & Tang Distributors, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet on Form S-6.
         The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Equity Securities Trust, Series 12, 1997 Triple Strategy Trust II).
         The Prospectus consisting of           pages.
         Undertakings.
         Signatures.

     Listed below is the name and registration number of the previous series' of Equity Securities Trust, the final prospectus of which properly supplemented, might be used as preliminary prospectuses for Equity Securities Trust, Series
19. These final prospectuses are incorporated herein by reference.

            Equity Securities Trust, Series 14, Signature Series, Zacks All-Star Analysts Trust II
                  (Registration No. 333-32095)
            Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III
                  (Registration No. 333-44301)
           Written consents of the following persons:
                  Battle Fowler LLP (included in Exhibit 3.1)
                  Price Waterhouse LLP

     The following exhibits:
      *99.1.1     -- Reference Trust Agreement  including certain  amendments to the Trust Indenture and Agreement referred to under Exhibit
                     99.1.1.1 below.
     99.1.1.1     -- Form of Trust  Indenture  and  Agreement  (filed as Exhibit
                     1.1.1 to Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).
     99.1.3.5     -- Certificate of Incorporation of Reich & Tang  Distributors,
                     Inc. (filed as Exhibit 99.1.3.5 to Form S-6 Registration Statement No. 333-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).
     99.1.3.6     -- By-Laws of Reich & Tang Distributors, Inc.(filed as Exhibit
                     99.1.3.6 to Form S-6 Registration Statement No. 333-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).
       99.1.4     --Form of Agreement Among Underwriters  (filed as Exhibit 1.4 to Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).
       99.2.1     -- Form of  Certificate  (filed as Exhibit 99.2.1 to Amendment
                     No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).
      *99.3.1     -- Opinion  of Battle  Fowler  LLP as to the  legality  of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.
       99.6.0     -- Power of Attorney of Reich & Tang  Distributors,  Inc., the
                     Depositor, by its officers and a majority of its Directors. (filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference).
       *99.27  --  Financial Data Schedule (for EDGAR filing only).


--------
*    To be filed by amendment.

                                      II-1
727333.1

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Equity Securities Trust, Series 19, Signature Series, Zacks All-Star Analysts Trust IV, has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 19th day of June, 1998.

                                        EQUITY SECURITIES TRUST, SERIES 19,
                                        SIGNATURE SERIES,
                                        ZACKS ALL-STAR ANALYSTS TRUST IV
                                            (Registrant)

                                        REICH & TANG DISTRIBUTORS, INC.
                                            (Depositor)


                                        By /s/ PETER J. DEMARCO
                                           ------------------------------------
                                                Peter J. DeMarco
                                                Executive Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Distributors, Inc., the Depositor, in the capacities and on the dates indicated.

                     Name                                        Title                                      Date
                     ----                                        -----                                      ----
RICHARD E. SMITH, III                         President
PETER S. VOSS                                 Director
G. NEAL RYLAND                                Director
STEVEN W. DUFF                                Director
ROBERT F. HOERLE                              Managing Director                          June 19, 1998
PETER J. DEMARCO                              Executive Vice President
RICHARD I. WEINER                             Vice President
BERNADETTE N. FINN                            Vice President
LORRAINE C. HYSLER                            Secretary
RICHARD DE SANCTIS                            Treasurer
EDWARD N. WADSWORTH                           Executive Officer


                                                                                         By /s/ PETER J. DEMARCO
                                                                                            ---------------------------
                                                                                                 Peter J. DeMarco
                                                                                                 as Executive Vice President
                                                                                                 and Attorney-In-Fact*

--------
*Executed  copies of Powers of Attorney were filed as Exhibit  99.6.0 to Form
   S-6 Registration Statement No. 333-44301 of Equity Securities Trust, Series 16, Signature Series, Zacks All-Star Analysts Trust III on January 15, 1998 and incorporated herein by reference.

                       CONSENT OF INDEPENDENT ACCOUNTANTS

    We hereby consent to the use in the Prospectus constituting part of this registration statement on Form S-6 (the "Registration Statement") of our report dated July , 1998, relating to the Statement of Financial Condition, including the Portfolio, of Equity Securities Trust, Series 19, Signature Series, Zacks All-Star Analysts Trust IV which appears in such Prospectus. We also consent to the reference to us under the heading "Independent Accountants" in such Prospectus.


PRICE WATERHOUSE LLP
160 Federal Street
Boston, MA  02110
July       , 1998



                                      II-2
727333.1

                         CONSENT OF PORTFOLIO CONSULTANT


The Sponsor, Trustee and Certificateholders
     Equity Securities Trust, Series 19, Signature Series,
     Zacks All-Star Analysts Trust IV

     We hereby consent to the use of the name "Zacks" included herein and to the reference to our Firm in the Prospectus.



                                            ZACKS INVESTMENT RESEARCH INC.


New York, New York
July   , 1998

                                                          II-3
727333.1